UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

TABLE OF CONTENTS

ITEM

1.	2Q25 Earnings Release
2.	Unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025

CI&T Reports 12.3% Organic Revenue Growth at Constant Currency in 2Q25 Results

New York - August 13, 2025 - CI&T (NYSE: CINT, “Company”), a global technology transformation specialist and fast-growing public company, today announces its results for the second quarter of 2025 (2Q25) in accordance with International Financial Reporting Standards (IFRS® Accounting Standards), as issued by the IASB. For comparison purposes, we refer to the results for the second quarter of 2024 (2Q24). The numbers are presented in U.S. dollars.

Second quarter of 2025 (2Q25) highlights

●	Revenue of US$117.2 million, an 8.0% increase compared to US$108.5 million in 2Q24.
●	Revenue growth at constant currency was 12.3% compared to 2Q24.
●	Profit increased by 4.6%, reaching US$9.7 million in 2Q25, up from US$9.3 million in 2Q24.
●	Adjusted EBITDA increased by 3.1% to US$21.5 million in 2Q25 compared to US$20.9 million in 2Q24. The Adjusted EBITDA margin was 18.4% in 2Q25.
●	Adjusted Profit was US$12.2 million in 2Q25 compared to US$12.5 million in 2Q24. The Adjusted Profit margin was 10.4% in 2Q25.
●	Diluted earnings per share (EPS) were US$0.07 and adjusted diluted EPS were US$0.09.
●	CI&T ended 2Q25 with 7,627 employees, a 22.3% increase compared to 2Q24.

Cesar Gon, founder and CEO of CI&T, commented, “CI&T delivered another quarter of strong, predictable results, reflecting the strength of our strategy to unite technology and business for measurable impact. Through our AI-powered CI&T FLOW platform, we are not only driving hyper-efficiency but also helping our clients capture new growth opportunities in an AI-driven world. This consistent performance and the resilience of our business model give us the confidence to raise our full-year revenue growth guidance as we continue leading global brands through their most critical technology transformations.”

Comments on the 2Q25 financial performance

Revenue reached US$117.2 million in 2Q25, an 8.0% increase from US$108.5 million in 2Q24, or a 12.3% growth at constant currency. In 2Q25, revenue among our top 10 clients grew 11.7% compared to the same period in 2024.

The cost of services provided was US$79.5 million in 2Q25, a 12.1% increase from 2Q24, mainly explained by the additional headcount. Gross profit was US$37.7 million, a 0.2% increase compared to 2Q24. Adjusted gross profit reached US$40.1 million, stable compared to 2Q24. The adjusted gross profit margin was 34.2% in 2Q25.

Selling, general and administrative (SG&A) and other operating expenses totaled US$22.2 million in 2Q25, a 2.6% reduction compared to 2Q24, primarily driven by non-recurring acquisition-related expenses in 2024.

Adjusted EBITDA reached US$21.5 million in 2Q25, a 3.1% increase from US$20.9 million in 2Q24. In 2Q25, the adjusted EBITDA margin was 18.4%.

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Net finance costs totaled US$1.0 million in 2Q25, reflecting a 54.3% decrease compared to 2Q24. This reduction was primarily driven by lower interest expenses and higher income from financial investments. Income tax expense was US$4.7 million in 2Q25, an increase of 44.2% compared to 2Q24, equivalent to an effective tax rate of 33%.

Profit was US$9.7 million in 2Q25, up 4.6% from 2Q24. Adjusted profit was US$12.2 million, a decrease of 2.4% compared to 2Q24. The adjusted profit margin was 10.4%. In 2Q25, diluted EPS was US$0.07 and adjusted diluted EPS was US$0.09, both stable compared to 2Q24. Cash generated from operating activities was US$33.7 million in 6M25.

Business Outlook

In the third quarter of 2025, we expect our reported revenue to be at least US$124.4 million, equivalent to a 10.5% increase year-over-year on a constant currency basis. This reflects a 10.8% growth in U.S. dollars on a reported basis, compared to US$112.2 million in 3Q24. This estimate assumes an average FX rate of 5.51 BRL/USD in 3Q25, compared to 5.55 BRL/USD in 3Q24.

For the full year of 2025, we are increasing our guidance. We expect our revenue growth at constant currency to be in the range of 10.5% to 15.0% year-over-year. In addition, we estimate our Adjusted EBITDA margin to be in the range of 18% to 20%.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information
Cesar Gon (Founder and CEO), Bruno Guicardi (Founder and President for North America and Europe), Stanley Rodrigues (CFO), and Eduardo Galvão (Director of Investor Relations) will host a video conference call to discuss the 2Q25 financial and operating results on August 13, at 4:30 PM Eastern Time / 5:30 PM BRT. The earnings call can be accessed on the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://www.youtube.com/live/HYDwjT4Za2c.

About CI&T

CI&T (NYSE: CINT) is a global technology transformation specialist for 100+ large enterprises and fast growth clients. CI&T brings a 30-year track record of helping clients navigate change to deliver accelerated business impact, with deep expertise across AI, strategy, customer experience, software development, cloud services, data and more. CI&T’s proprietary AI platform, CI&T FLOW boosts team productivity, ensuring fast, efficient, and scalable delivery of world-class solutions. Operating globally with over 7,600 professionals across 10 countries.

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin, Revenue at Constant Currency, and Adjusted Diluted EPS. They should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

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CI&T is not providing a quantitative reconciliation of its forward-looking non-IFRS Revenue at Constant Currency and Adjusted EBITDA Margin to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, share-based compensation expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied were: (i) depreciation and amortization related to the costs of services provided and (ii) share-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. We calculate Adjusted EBITDA for the periods presented as Profit, plus net finance costs, income tax expense, depreciation and amortization, plus: (i) share-based compensation expenses; (ii) government grants related to tax reimbursement in our Chinese subsidiary; (iii) acquisition-related expenses; and (iv) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy.

In calculating Adjusted Profit and Adjusted Diluted EPS, we exclude components unrelated to the direct management of our services. For the periods presented, the adjustments have been made for (i) acquisition-related expenses (including amortization of intangible assets from acquired companies, and present value adjustments to accounts payable for business acquired); (ii) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy; (iii) share-based compensation expenses; and (iv) the tax effects of non-IFRS adjustments.

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Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe”, “will”, “may”, “may have,” "would,” "estimate,” "continues,” "anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release. Such risk factors include, but are not limited to, those relating to: the ongoing trade war and the impact of tariffs imposed on international trade, particularly between Brazil and the United States; the ongoing war in Ukraine and the economic sanctions imposed by Western economies on Russia, as well as the conflict between Israel and Hamas, and their impact on our business and industry; uncertainty regarding the demand for and market utilization of our services; our ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired business; the impact of pandemics, epidemics and disease outbreak; and our ability to successfully implement our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

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Unaudited condensed consolidated statement of profit or loss

(In thousands of U.S. dollars)

	Quarter ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue	117,185	108,494	228,061	214,196
Costs of services provided	(79,498)	(70,892)	(155,908)	(142,770)
Gross profit	37,687	37,602	72,153	71,426

Selling expenses	(9,444)	(9,480)	(17,848)	(18,816)
General and administrative expenses	(13,177)	(13,241)	(25,601)	(26,989)
Impairment gain (loss) on accounts receivables and contract assets	(92)	(148)	239	(520)
Other income	526	89	768	123
Operating expenses net	(22,187)	(22,780)	(42,442)	(46,202)

Operating profit before net finance costs and income tax expense	15,500	14,822	29,711	25,224

Finance income	4,730	4,497	9,542	6,657
Finance costs	(5,746)	(6,720)	(12,302)	(11,378)
Net finance costs	(1,016)	(2,223)	(2,760)	(4,721)

Profit before income tax	14,484	12,599	26,951	20,503

Current	(1,521)	(2,511)	(2,832)	(4,221)
Deferred	(3,221)	(777)	(6,930)	(2,449)
Total income tax expense	(4,742)	(3,288)	(9,762)	(6,670)

Profit for the period	9,742	9,311	17,189	13,833

Earnings per share
Earnings per share – basic (in US$)	0.07	0.07	0.13	0.10
Earnings per share – diluted (in US$)	0.07	0.07	0.13	0.10

Weighted average number of basic shares	130,855,082	136,841,476	134,377,612	137,114,610
Weighted average number of diluted shares	132,478,854	140,636,144	136,001,384	140,909,278

w w w. c i a n d t . c o m	5

Unaudited condensed consolidated statement of financial position

(In thousands of U.S. dollars)

Assets	June 30, 2025	December 31, 2024	Liabilities and equity	June 30, 2025	December 31, 2024

Cash and cash equivalents	58,643	56,621	Suppliers and other payables	5,487	4,803
Accounts receivable and contract assets	120,412	115,973	Loans and borrowings	65,829	46,227
Recoverable taxes	2,519	861	Lease liabilities	3,977	3,867
Current income tax assets	4,841	6,650	Salaries and welfare charges	46,030	44,554
Derivatives	417	723	Accounts payable for business acquired	1,970	6,522
Restricted cash	-	4,247	Derivatives	768	2,370
Other assets	7,692	6,685	Current income tax liabilities	181	2,823
Total current assets	194,524	191,760	Other taxes payable	2,592	3,062
			Contract liability	1,172	6,766
Recoverable taxes	874	669	Other liabilities	2,853	3,989
Non-current income tax assets	6,601	5,408	Total current liabilities	130,859	124,983
Deferred tax assets	572	1,427
Judicial deposits	1,728	1,316
Restricted cash	1,134	1,000	Loans and borrowings	81,702	92,508
Other assets	1,241	1,601	Deferred tax liabilities	24,815	16,282
Property and equipment	7,105	5,896	Lease liabilities	5,164	5,628
Intangible assets and goodwill	331,144	309,284	Provisions for tax and labor risks	1,243	1,076
Right-of-use assets	7,879	8,055	Accounts payable for business acquired	4,050	3,389
Total non-current assets	358,278	334,656	Other liabilities	2,758	2,426
			Total non-current liabilities	119,732	121,309

			Equity
			Share capital	7	7
			Share premium	184,183	186,333
			Treasury share reserve	(20,147)	(6,457)
			Capital reserves	27,365	26,659
			Retained earnings reserves	115,097	97,908
			Other comprehensive income (loss)	(4,294)	(24,326)
			Total equity	302,211	280,124

Total assets	552,802	526,416	Total equity and liabilities	552,802	526,416

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Unaudited condensed consolidated statement of cash flows

(In thousands of U.S. dollars)

	June 30, 2025	June 30, 2024
Cash flows from operating activities
Profit for the period	17,189	13,833
Adjustments for:
Depreciation and amortization	9,002	8,903
Loss on sale and write-off of fixed assets	36	74
Interest and exchange rate changes	4,570	7,871
Unrealized gain on financial instruments	(1,386)	1,110
Income tax expenses	9,762	6,670
Impairment (gain) losses on accounts receivable and contract assets	(239)	520
Share-based compensation	2,384	2,029
Others	20	(3)
Changes in operating assets and liabilities
Accounts receivable and contract assets	869	(5,774)
Recoverable taxes	1,280	(2,505)
Suppliers and other payables	(364)	(427)
Salaries and welfare charges	(4,454)	1,042
Contract liabilities	(5,781)	(5,199)
Other receivables and payables, net	757	(1,603)
Cash generated from operating activities	33,645	26,541
Income tax paid	(6,704)	(1,393)
Interest paid on loans and borrowings	(5,449)	(5,114)
Interest paid on lease	(353)	(328)
Income tax refund	127	67
Net cash from operating activities	21,266	19,773
Cash flows from investing activities
Acquisition of property and equipment and intangible assets	(6,376)	(4,772)
Redemption of financial investments	-	635
Net cash used in investing activities	(6,376)	(4,137)
Cash flows from financing activities
Share-based compensation exercised	882	226
Payment of lease liabilities	(2,304)	(2,258)
Proceeds from loans and borrowings	24,722	10,000
Proceeds from (payment on) settlement of derivatives	(41)	1,032
Payment of loans and borrowings	(21,177)	(6,597)
Payment of installment related to accounts payable for business acquired	(758)	(698)
Treasury shares acquired	(17,592)	(5,858)
Net cash used in financing activities	(16,268)	(4,153)
Net increase (decrease) in cash and cash equivalents	(1,378)	11,483
Cash and cash equivalents as of January 1st	56,621	43,715
Exchange variation effect on cash and cash equivalents	3,400	(7,563)
Cash and cash equivalents as of June 30th	58,643	47,635

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Revenue Distribution

Revenue by Industry (in USD thousand)	2Q25	2Q24	Var. 2Q25 x 2Q24	6M25	6M24	Var. 6M25 x 6M24
Financial Services	41,782	30,262	38.1%	79,029	60,090	31.5%
Consumer Goods	24,954	25,259	-1.2%	47,823	47,464	0.8%
Retail and Industrial Goods	24,169	20,204	19.6%	48,390	38,589	25.4%
Technology and Telecommunications	10,212	12,299	-17.0%	21,600	24,541	-12.0%
Life Sciences	9,461	10,430	-9.3%	18,519	21,409	-13.5%
Others	6,607	10,040	-34.2%	12,700	22,103	-42.5%
Total	117,185	108,494	8.0%	228,061	214,196	6.5%

Revenue by Geography (in USD thousand)	2Q25	2Q24	Var. 2Q25 x 2Q24	6M25	6M24	Var. 6M25 x 6M24
Latin America	54,519	43,373	25.7%	104,205	88,337	18.0%
North America	51,775	48,205	7.4%	100,834	92,206	9.4%
Europe	6,155	11,965	-48.6%	13,571	24,308	-44.2%
Asia Pacific	4,736	4,951	-4.3%	9,451	9,345	1.1%
Total	117,185	108,494	8.0%	228,061	214,196	6.5%

Top Clients (in USD thousand)	2Q25	2Q24	Var. 2Q25 x 2Q24	6M25	6M24	Var. 6M25 x 6M24
Top Client	13,162	6,861	91.8%	24,920	13,695	82.0%
Top 10 Clients	50,803	45,477	11.7%	97,156	88,587	9.7%

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Reconciliation of various income statement amounts from IFRS to non-IFRS measures

Revenue Growth at Constant Currency	2Q25
Reported Revenue Growth	8.0%
Foreign Exchange Rates Impact	4.3%
Revenue Growth at Constant Currency	12.3%

Adjusted Gross Profit (in USD thousand)	2Q25	2Q24	Var. 2Q25 x 2Q24	6M25	6M24	Var. 6M25 x 6M24
Revenue	117,185	108,494	8.0%	228,061	214,196	6.5%
Cost of Services Provided	(79,498)	(70,892)	12.1%	(155,908)	(142,770)	9.2%
Gross Profit	37,687	37,602	0.2%	72,153	71,426	1.0%
Adjustments
Depreciation and amortization (cost of services provided)	1,513	1,646	-8.1%	3,013	3,268	-7.8%
Share-based compensation	929	878	5.8%	1,688	1,434	17.7%
Adjusted Gross Profit	40,129	40,126	0.0%	76,854	76,128	1.0%
Adjusted Gross Profit Margin	34.2%	37.0%	-2.7p.p	33.7%	35.5%	-1.8p.p

Adjusted EBITDA (in USD thousand)	2Q25	2Q24	Var. 2Q25 x 2Q24	6M25	6M24	Var. 6M25 x 6M24
Profit for the period	9,742	9,311	4.6%	17,189	13,833	24.3%
Adjustments
Net finance costs	1,016	2,223	-54.3%	2,760	4,721	-41.5%
Income tax expense	4,742	3,288	44.2%	9,762	6,670	46.4%
Depreciation and amortization	4,605	4,485	2.7%	9,002	8,903	1.1%
Share-based compensation	1,423	1,267	12.3%	2,384	2,029	17.5%
Government grants	-	(59)	-	-	(73)	-
Acquisition-related expenses (1)	-	282	-	-	553	-
Business restructuring (2)	-	79	-	-	1,235	-
Adjusted EBITDA	21,527	20,877	3.1%	41,097	37,871	8.5%
Adjusted EBITDA Margin	18.4%	19.2%	-0.9p.p	18.0%	17.7%	0.3p.p

Items (1) and (2) are detailed below.

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Adjusted Profit (in USD thousand)	2Q25	2Q24	Var. 2Q25 x 2Q24	6M25	6M24	Var. 6M25 x 6M24
Profit for the period	9,742	9,311	4.6%	17,189	13,833	24.3%
Adjustments
Acquisition-related expenses (1)	2,038	2,406	-15.3%	4,044	4,857	-16.7%
Business restructuring (2)	0	79	-100.0%	0	1,235	-100.0%
Share-based compensation	1,423	1,267	12.3%	2,384	2,029	17.5%
Tax effects on non-IFRS adjustments	(968)	(531)	82.3%	(1,772)	(1,002)	76.8%
Adjusted Profit	12,235	12,532	-2.4%	21,845	20,952	4.3%
Adjusted Profit Margin	10.4%	11.6%	-1.1p.p	9.6%	9.8%	-0.2p.p

Adjusted Diluted EPS (in USD)	2Q25	2Q24	Var. 2Q25 x 2Q24	6M25	6M24	Var. 6M25 x 6M24
Diluted EPS	0.07	0.07	11.1%	0.13	0.10	28.7%
Adjustments
Acquisition-related expenses (1)	0.02	0.02	-10.1%	0.03	0.03	-13.7%
Business restructuring (2)	0.00	0.00	-100.0%	0.00	0.01	-100.0%
Share-based compensation	0.01	0.01	19.2%	0.02	0.01	21.7%
Tax effects on non-IFRS adjustments	-0.01	0.00	93.5%	-0.01	-0.01	83.2%
Adjusted Diluted EPS	0.09	0.09	3.6%	0.16	0.15	8.0%

Notes:

(1)	Includes fair value adjustment on accounts payable for business combination and amortization of intangible assets from acquired companies, when applicable. Other expenses include, when applicable, consulting expenses and retention packages.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance, and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024.

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CI&T

Inc.

Unaudited condensed consolidated interim

financial statements

June 30, 2025

Content

Unaudited condensed consolidated statement of financial position	3

Unaudited condensed consolidated statement of profit or loss	4

Unaudited condensed consolidated statement of other comprehensive income	5

Unaudited condensed consolidated statement of changes in equity	6

Unaudited condensed consolidated statement of cash flows	7

Notes to the unaudited condensed consolidated interim financial statements	8

CI&T Inc. Unaudited condensed consolidated statement of financial position as of June 30, 2025 and December 31, 2024 (In thousands of United States dollars – US$)

Assets	Note	June 30, 2025	December 31, 2024	Liabilities and equity	Note	June 30, 2025	December 31, 2024

Cash and cash equivalents	6	58,643	56,621	Suppliers and other payables		5,487	4,803
Accounts receivables and contract assets	7	120,412	115,973	Loans and borrowings	10	65,829	46,227
Recoverable taxes		2,519	861	Lease liabilities		3,977	3,867
Current income tax assets		4,841	6,650	Salaries and welfare charges		46,030	44,554
Derivatives	11	417	723	Accounts payable for business acquired		1,970	6,522
Restricted cash		-	4,247	Derivatives	11	768	2,370
Other assets		7,692	6,685	Current income tax liabilities		181	2,823
				Other taxes payable		2,592	3,062
				Contract liability		1,172	6,766
				Other liabilities		2,853	3,989

Total current assets		194,524	191,760	Total current liabilities		130,859	124,983

Recoverable taxes		874	669	Loans and borrowings	10	81,702	92,508
Non-current income tax assets		6,601	5,408	Deferred tax liabilities	16	24,815	16,282
Deferred tax assets	16	572	1,427	Lease liabilities		5,164	5,628
Judicial deposits		1,728	1,316	Provisions for tax and labor risks		1,243	1,076
Restricted cash		1,134	1,000	Accounts payable for business acquired		4,050	3,389
Other assets		1,241	1,601	Other liabilities		2,758	2,426
Property and equipment	8	7,105	5,896
Intangible assets and goodwill	9	331,144	309,284
Right-of-use assets		7,879	8,055	Total non-current liabilities		119,732	121,309

Total non-current assets		358,278	334,656
				Equity	12
				Share capital		7	7
				Share premium		184,183	186,333
				Treasury share reserve		(20,147)	(6,457)
				Capital reserves		27,365	26,659
				Retained earnings reserves		115,097	97,908
				Other comprehensive income (loss)		(4,294)	(24,326)

				Total equity		302,211	280,124

Total assets		552,802	526,416	Total equity and liabilities		552,802	526,416

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

3

CI&T Inc.

Unaudited condensed consolidated statement of profit or loss

For the three months and six months ended June 30, 2025 and 2024

(In thousands of United States dollars – US$, except basic and diluted result per share)

	Note	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2024

Revenue	13	228,061	117,185	214,196	108,494

Costs of services provided	14	(155,908)	(79,498)	(142,770)	(70,892)
Gross profit		72,153	37,687	71,426	37,602

Selling expenses	14	(17,848)	(9,444)	(18,816)	(9,480)
General and administrative expenses	14	(25,601)	(13,177)	(26,989)	(13,241)
Impairment gain (loss) on accounts receivables and contract assets	14	239	(92)	(520)	(148)
Other income	14	768	526	123	89
Operating expenses net		(42,442)	(22,187)	(46,202)	(22,780)

Operating profit before net finance costs and income tax expense		29,711	15,500	25,224	14,822

Finance income	15	9,542	4,730	6,657	4,497
Finance costs	15	(12,302)	(5,746)	(11,378)	(6,720)
Net finance costs		(2,760)	(1,016)	(4,721)	(2,223)

Profit before income tax		26,951	14,484	20,503	12,599

Income tax expense
Current	16	(2,832)	(1,521)	(4,221)	(2,511)
Deferred	16	(6,930)	(3,221)	(2,449)	(777)
Total income tax expense		(9,762)	(4,742)	(6,670)	(3,288)

Profit for the period		17,189	9,742	13,833	9,311

Profit attributable to:
Controlling shareholders		17,189	9,742	13,833	9,311
Profit for the period		17,189	9,742	13,833	9,311

Earnings per share
Earnings per share – basic (in US$)		0.13	0.07	0.10	0.07
Earnings per share – diluted (in US$)		0.13	0.07	0.10	0.07

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4

CI&T Inc. Unaudited condensed consolidated statement of other comprehensive income For the three months and six ended June 30, 2025 and 2024 (In thousands of United States dollars – US$)

	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2024

Profit for the period	17,189	9,742	13,833	9,311

Other comprehensive income:

Items that are or may be reclassified subsequently to statement of profit or loss

Cash flow hedges – effective portion of changes in fair value – net of tax	1,847	551	(3,109)	(2,402)
Cash flow hedges – reclassified to profit or loss	439	439	-	-
Translation adjustments of foreign operations	17,746	9,110	(17,073)	(12,428)
Total other comprehensive income (loss)	20,032	10,100	(20,182)	(14,830)

Total comprehensive income (loss) for the period	37,221	19,842	(6,349)	(5,519)

Total comprehensive income (loss) attributed to
Owners of the Company	37,221	19,842	(6,349)	(5,519)
Total comprehensive income (loss) for the period	37,221	19,842	(6,349)	(5,519)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

5

CI&T Inc. Unaudited condensed consolidated statement of changes in equity For the six months ended June 30, 2025 and 2024 (In thousands of United States dollars – US$)

	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of December 31, 2024	7	186,333	(6,457)	26,659	97,908	(24,326)	280,124
Comprehensive income for the period
Profit for the period	-	-	-	-	17,189	-	17,189
Translation adjustments of foreign operations	-	-	-	-	-	17,746	17,746
Cash flow hedges – net of taxes	-	-	-	-	-	2,286	2,286
Total comprehensive income for the period	-	-	-	-	17,189	20,032	37,221

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	-	-	(17,592)	-	-	-	(17,592)
Reissue of ordinary shares	-	(641)	641	-	-	-	-
Equity settled share-based payment	-	(6)	-	2,008	-	-	2,002
Restricted stock units exercised	-	(291)	1,167	(1,302)	-	-	(426)
Share options exercised	-	(1,113)	1,871	-	-	-	758
Incentive stock options exercised	-	(99)	223	-	-	-	124
Total contributions and distribution and constitution of reserves		(2,150)	(13,690)	706	-	-	(15,134)

Balances as of June 30, 2025	7	184,183	(20,147)	27,365	115,097	(4,294)	302,211

Balances as of January 1, 2024	7	181,092	-	33,945	68,414	8,045	291,503
Comprehensive income for the period
Profit for the period	-	-	-	-	13,833	-	13,833
Translation adjustments of foreign operations	-	-	-	-	-	(17,073)	(17,073)
Cash flow hedges – net of tax	-	-	-	-	-	(3,109)	(3,109)
Total comprehensive income (loss) for the period	-	-	-	-	13,833	(20,182)	(6,349)

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	-	-	(5,858)	-	-	-	(5,858)
Equity settled share-based payment	-	-	-	2,048	-	-	2,048
Restricted stock units exercised	-	460	-	(460)	-	-	-
Share options exercised	-	-	-	226	-	-	226
Total contributions and distribution and constitution of reserves	-	460	(5,858)	1,814	-	-	(3,584)

Balances as of June 30, 2024	7	181,552	(5,858)	35,759	82,247	(12,137)	281,570

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

6

CI&T Inc. Unaudited condensed consolidated statement of cash flows For the six months ended on June 30, 2025 and 2024 (In thousands of United States dollars – US$)

	Notes	June 30, 2025	June 30, 2024
Cash flows from operating activities
Profit for the period		17,189	13,833
Adjustments for:
Depreciation and amortization		9,002	8,903
Loss on sale and write-off of fixed assets		36	74
Interest and exchange rate changes		4,570	7,871
Unrealized gain on financial instruments		(1,386)	1,110
Income tax expenses	16	9,762	6,670
Impairment (gain) losses on accounts receivable and contract assets	7	(239)	520
Share-based compensation	14	2,384	2,029
Others		20	(3)

Changes in operating assets and liabilities
Accounts receivable and contract assets		869	(5,774)
Recoverable taxes		1,280	(2,505)
Suppliers and other payables		(364)	(427)
Salaries and welfare charges		(4,454)	1,042
Contract liabilities		(5,781)	(5,199)
Other receivables and payables, net		757	(1,603)

Cash generated from operating activities		33,645	26,541

Income tax paid		(6,704)	(1,393)
Interest paid on loans and borrowings	10	(5,449)	(5,114)
Interest paid on lease		(353)	(328)
Income tax refund		127	67

Net cash from operating activities		21,266	19,773

Cash flows from investing activities
Acquisition of property and equipment and intangible assets		(6,376)	(4,772)
Redemption of financial investments		-	635

Net cash used in investing activities		(6,376)	(4,137)

Cash flows from financing activities
Share-based compensation exercised		882	226
Payment of lease liabilities		(2,304)	(2,258)
Proceeds from loans and borrowings	10	24,722	10,000
Proceeds from (payments on) settlement of derivatives	11	(41)	1,032
Payment of loans and borrowings	10	(21,177)	(6,597)
Payment of installment related to accounts payable for business acquired		(758)	(698)
Treasury shares acquired	12	(17,592)	(5,858)

Net cash used in financing activities		(16,268)	(4,153)

Net increase (decrease) in cash and cash equivalents		(1,378)	11,483

Cash and cash equivalents as of January 1		56,621	43,715

Exchange variation effect on cash and cash equivalents		3,400	(7,563)

Cash and cash equivalents as of June 30		58,643	47,635

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

7

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

1.	Reporting entity

CI&T Inc. (“CI&T” or “Parent Company”) is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, in the United States of America, and other countries. The Parent Company’s subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, analytics, cloud migration and mobility technologies.

These unaudited interim condensed consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021, CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (“SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

1.1	Organizational structure

The Parent Company did not have any changes to its direct and indirect subsidiaries compared to those presented in the consolidated financial statements for the year ended December 31, 2024, except for CI&T Philippines and CI&T Singapore, which started operations during the second quarter of 2025.

2.	Basis of accounting

These unaudited condensed consolidated interim financial statements as of June 30, 2025 and for the three and six months ended June 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended 31 December 2024 ('last annual financial statements'). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS® Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Parent Company's Board of Directors on August 12, 2025.

2.1	Seasonality of operations

The business activities carried on by the Group entities, and their transactions are not highly cyclical or seasonal in nature.

2.2	Accounting standards issued but not yet effective

A number of new accounting standards and amendments to accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted. However, the Group has not early adopted any of the forthcoming new or amended accounting standards in preparing these unaudited condensed consolidated interim financial statements.

8

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

3.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements of the Parent Company, along with those of its subsidiaries, are measured using the currency of the primary economic environment in which each entity operates, referred to as the "functional currency." For the Parent Company, this functional currency is the Brazilian Reais (R$). For presentation purposes, these unaudited condensed consolidated interim financial statements are expressed in United States dollars (US$).

4.	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates about the future, that affect the application of the Group's accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

4.1 Measurement of fair value

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. When available, observable market data is used, and third-party valuations are assessed to ensure compliance with accounting standards and appropriate classification within the fair value hierarchy. Fair values are categorized into Level 1 (quoted prices in active markets) and Level 2 (observable inputs other than quoted prices). The Group does not hold assets or liabilities that are categorized within Level 3 of the fair value hierarchy, which involves unobservable inputs. There were no transfers between Level 1 and Level 2 fair value measurements during the period, and no transfers into or out of Level 3 fair value measurements during 2025.

5.	Changes in accounting policies

The Group did not have any changes to its accounting policies from those applied in the consolidated financial statements as at and for the year ended December 31, 2024, since the amendments to IFRS Accounting Standards that apply for the first time in 2025 do not have an impact on the interim condensed consolidated financial statements.

9

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

6.	Cash and cash equivalents

	Weighted average rate (p. a.)	June 30, 2025	December 31, 2024

Cash and cash equivalents		6,396	8,708
Short-term financial investments
Short-term financial investments – Brazilian Reais	14.94%	39,597	31,758
Short-term financial investments – US dollars	2.78%	6,021	12,379
Short-term financial investments – Pound sterling	2.51%	5,419	3,180
Short-term financial investments – Canadian Dollar	0.55%	274	596
Short-term financial investments – Chinese Yuan	1.30%	936	-

Total		58,643	56,621

7.	Accounts receivable and contract assets

The balances of accounts receivable and contract assets are presented as follows:

	June 30, 2025	December 31, 2024
In US$ – from United States based customers
Accounts receivable	38,394	58,777
Contract assets	14,730	6,966

In R$ – from Brazil based customers
Accounts receivable	29,885	26,562
Contract assets	27,776	12,607

Other currencies - from other foreign based customers
Accounts receivable	6,382	11,122
Contract assets	6,232	2,819

(-) Expected credit losses	(2,987)	(2,880)

Accounts receivable and contract assets, net	120,412	115,973

The balance of accounts receivable by maturity date is as follows:

	June 30, 2025	December 31, 2024
Current	116,936	107,491
Overdue:
from 1 to 60 days	3,351	8,860
61 to 360 days	734	2,430
Over 360 days	2,378	72
(-) Expected credit losses	(2,987)	(2,880)

Total	120,412	115,973

By July 25, 2025, of the total amount overdue for up to 60 days, the amount of US$ 2,032 has already been received.

10

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the allowance for expected losses is as follows:

Expected credit losses

December 31, 2024	(2,880)
Provision	(376)
Reversal	615
Translation to presentation currency	(346)

June 30, 2025	(2,987)

As of June 30, 2025, the average expected credit loss rate under the method applied by the Group was 0.02% (0.02% as of December 31, 2024), except for certain customers with impairment of 100%, resulting in an expected credit loss amounting to US$ 2,967 (of the total of US$2,987). As of December 31, 2024, the exception pertains to certain customers with impairment ranging from 80% to 100%, resulting in a total impairment amount of US$ 2,609 (of the total of US$2,880).

11

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

8.	Property and equipment

The rollforward in the balances are as follows:

Cost	Weighted average rate (p. a.)	December 31, 2024	Additions	Disposals	Transfers	Translation to presentation currency	June 30, 2025
IT equipment		14,131	2,027	(504)	-	1,939	17,593
Leasehold improvements		3,613	31	-	35	410	4,089
Furniture and fixtures		1,188	11	(13)	1	136	1,323
In progress		35	30	-	(36)	-	29
		18,967	2,099	(517)	-	2,485	23,034

Depreciation
IT equipment	20.23%	(9,810)	(1,223)	503	-	(1,400)	(11,930)
Leasehold improvements	13.92%	(2,518)	(259)	-	-	(315)	(3,092)
Furniture and fixtures	10.04%	(743)	(69)	10	-	(105)	(907)
		(13,071)	(1,551)	513	-	(1,820)	(15,929)

Total		5,896	548	(4)	-	665	7,105

The Group does not have property or equipment pledged as collateral.

12

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

9.	Intangible assets and goodwill

The rollforward of intangible assets is as follows:

Cost	Weighted average rate (p. a.)	December 31, 2024	Additions	Disposals	Transfers	Translation to presentation currency	Jun 30, 2025
Customer relationship		55,766	-	-	-	3,264	59,030
Software		11,844	134	-	3,295	1,651	16,924
Software in progress		2,176	4,345	(41)	(3,295)	386	3,571
Non-compete agreement		2,125	-	-	-	328	2,453
Other		5,478	-	-	-	801	6,279
Goodwill		260,766	-	-	-	19,502	280,267
		338,155	4,479	(41)	-	25,932	368,524

Amortization
Customer relationship	13.10%	(17,668)	(3,691)	-	-	(1,437)	(22,796)
Software	27.23%	(5,157)	(1,433)	-	-	(726)	(7,316)
Non-compete agreement	20.00%	(1,350)	(264)	-	-	(237)	(1,851)
Other	5.00%	(4,696)	(24)	-	-	(697)	(5,417)
		(28,871)	(5,412)	-	-	(3,097)	(37,380)

Total		309,284	(933)	(41)	-	22,835	331,144

13

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

10.	Loans and borrowings

The rollfoward of loans and borrowings is set forth below:

	Average effective interest rate p.a.	Year of maturity	December 31, 2024	Proceeds from loans and borrowings	Payments of loans and borrowings	Interest paid	Interest expenses	Exchange rate changes	Translation to presentation currency	June 30, 2025
In US$
Advance on foreign exchange contract	5.15% to 6.31%	2025 to 2026	10,297	24,722	(9,926)	(568)	323	(1,231)	1,436	25,053
Export credit note	6.74%	2026	16,746	-	-	(575)	553	(2,096)	2,103	16,731
Working capital loan	5.02% to 7.23%	2026 to 2028	76,497	-	(8,465)	(1,744)	2,529	-	3	68,820
			103,540	24,722	(18,391)	(2,887)	3,405	(3,327)	3,542	110,604

In R$
Export credit note	15.63%	2026 to 2028	35,195	-	(2,786)	(2,562)	2,542	-	4,538	36,927
			35,195	-	(2,786)	(2,562)	2,542	-	4,538	36,927

Total			138,735	24,722	(21,177)	(5,449)	5,947	(3,327)	8,080	147,531

Current			46,227							65,829
Non-current			92,508							81,702

The loans and borrowings are not secured by property and equipment or accounts receivable.

14

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

10.1	Advances on foreign exchange contract

On June 16, 2025, the subsidiary CI&T Brazil obtained funding of US$ 24,722 at a nominal annual interest rate of 5.15%. The principal and interest are due in a single installment in June 2026. The proceeds will be used for general corporate purposes.

10.2	Covenants

The Group has restrictive clauses covenants in some of its loans and financing agreements, as disclosed in the annual financial statements of December 31, 2024, and summarized below:

Restrictive clause related to:	Measurement frequency	Indicators	Required	Result
Export credit note	Annual	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance
Working capital	Annual	Net debt(a)/ EBITDA(a)	Less than or equal to 3.0X	In compliance

(a)	Net debt means total loans, less cash and cash equivalents.

(b) As defined in the debt agreements, EBITDA means earnings before interest, tax, depreciation and amortization, where interest refers to net finance costs.

The Group’s financial covenants are measured at year end based on the provisions of the debt arrangements.

The early maturity of the loans could be also caused by disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding controls, without prior consent from the creditor.

10.3	Loans and borrowings maturity

Maturity	1 month	1 - 3 months	3 - 6 months	6 - 12 months	1 - 3 years	3 - 5 years	Total
Loans and borrowings	14,314	339	11,489	39,687	65,571	16,131	147,531

11.	Derivatives

The Group holds derivative financial instruments to hedge its interest rate risk exposure.

	June 30, 2025

Maturity	Notional in US$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	16,500	SOFR(a) overnight	3.09%	417
07/07/2026	7,527	CDI(b)	US$ variation + 4.90%	(768)
Total				(351)

	December 31, 2024

Maturity	Notional in US$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	16,500	SOFR(a) overnight	3.09%	723
07/07/2026	9,287	CDI(b)	US$ variation + 4.90%	(2,370)
Total				(1,647)

(a)	SOFR means Secured Overnight Financing Rate.
(b)	CDI means Interbank Deposit Certificate, an average of interbank overnight rates in Brazil.

15

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the derivatives is as follows:

Interest rate swaps
December 31, 2024	(1,647)
Gains (losses) recognized in the statement of profit or loss	1,386
Settlement of derivatives	41
Translation adjustment	(131)
June 30, 2025	(351)

Asset position on derivative financial instruments	417
Liability position on derivative financial instruments	(768)

12.	Equity

12.1	Share capital

As of June 30, 2025, the total issued share capital is US$ 7 with a par value of US$ 0.00005. The rollforward of share capital is as follows:

	Amount of	Number of ordinary nominative shares
	share capital	Total	Class A	Class B

December 31, 2024	7	134,682,256	22,498,572	112,183,684
Treasury shares reserve	-	914,218	914,218	-
Share based compensation	-	(2,850)	(2,850)	-
Equity awards settled in treasury stock	-	(565,126)	(565,126)	-
Share buyback	-	2,898,220	2,898,220	-
Treasury shares reserve	-	(3,247,312)	(3,247,312)	-
Class B converted to class A	-	(100,000)	1,307,114	(1,407,114)
June 30, 2025	7	134,579,406	23,802,836	110,776,570

According to the Parent Company's Articles of Association, the outstanding Class B common shares are convertible at any time at the option of the holder into Class A common shares.

12.2	Treasury shares reserve

On December 19, 2024, the Board of Directors approved the renewal of the share repurchase program, pursuant to which the Parent Company may repurchase up to five million of its outstanding class A common shares. The rollforward of the treasury shares reserve is as follows:

	Number of shares	Amount (in US$)
December 31, 2024	914,218	(6,457)
Share buyback	2,898,220	(17,592)
Equity awards settled in treasury stock	(565,126)	3,902
June 30, 2025	3,247,312	(20,147)

16

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

13.	Revenue

13.1	Revenue by nature of service

The Group primarily generates revenue through the provision of services summarized by nature in the table below:

	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2024

Software development revenue	218,747	112,413	205,542	103,912
Software maintenance revenue	5,063	2,404	4,346	2,257
Consulting revenue	3,424	1,959	3,139	1,650
Other revenue	827	409	1,169	675

Total revenue	228,061	117,185	214,196	108,494

13.2	Revenue by industry vertical

The following table sets forth the revenue by industry vertical for the periods indicated:

	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2024

Financial services	79,029	41,782	60,090	30,262
Consumer goods	47,823	24,954	47,464	25,259
Retail and industrial goods	48,390	24,169	38,589	20,204
Technology and Telecommunications	21,600	10,212	24,541	12,299
Life sciences	18,519	9,461	21,409	10,430
Others	12,700	6,607	22,103	10,040

Total revenue	228,061	117,185	214,196	108,494

13.3	Revenue by country

The table below summarizes revenues by country:

	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2024

Brazil	104,205	54,519	88,337	43,373
United States of America	100,834	51,775	92,206	48,205
United Kingdom	13,571	6,155	24,308	11,965
Other countries	9,451	4,736	9,345	4,951

Total revenue	228,061	117,185	214,196	108,494

Revenue by country was determined based on the country in which the sale occurred.

17

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

13.4	Revenue by client concentration

The following table sets forth revenue contributed by the top client, and top ten clients for the periods indicated:

	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2024

Top client	24,920	13,162	13,695	6,861
Top 10 clients	97,156	50,803	88,587	45,477

The revenue generated from one single customer represents 10.9% of the Group’s total revenues as of June 30, 2025 (6.4% as of June 30, 2024).

14.	Expenses by nature

Information on the nature of expenses recognized in the unaudited condensed consolidated interim statement of profit or loss is presented below:

	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2024

Employee expenses	(167,139)	(84,743)	(157,561)	(78,179)
Third-party services and other inputs	(13,525)	(7,094)	(12,054)	(6,230)
Depreciation and amortization	(9,002)	(4,605)	(8,903)	(4,485)
Share-based compensation	(2,384)	(1,423)	(2,029)	(1,267)
Travel expenses	(2,528)	(1,458)	(2,072)	(1,073)
Impairment gains (losses) on accounts receivable and contract assets	239	(92)	(520)	(148)
Insurance	(729)	(379)	(809)	(404)
Short-term leases	(536)	(269)	(476)	(230)
Other costs and expenses (a)	(2,746)	(1,622)	(4,548)	(1,656)

Total	(198,350)	(101,685)	(188,972)	(93,672)

(a) In 2024, the costs primarily consist of business restructuring expenses related to our subsidiaries in the United Kingdom, Canada and Australia, which amounted to US$ 1,235.

18

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

15.	Net finance costs

	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2024
Finance income:	9,542	4,730	6,657	4,497
Foreign-exchange gain	4,590	2,554	3,853	3,233
Income from financial investments	1,989	1,019	760	360
Gains on derivatives	2,284	927	757	425
Interest income on other assets	603	218	775	263
Other finance income	76	12	512	216

Finance costs:	(12,302)	(5,746)	(11,378)	(6,720)
Interest and charges on loans and leases	(6,320)	(3,207)	(7,134)	(3,572)
Foreign-exchange loss	(4,364)	(1,777)	(1,551)	(1,058)
Loss on derivatives	(898)	(364)	(1,867)	(1,583)
Interest expenses on other liabilities	(373)	(203)	(380)	(181)
Other finance costs	(347)	(195)	(446)	(326)

Net finance costs	(2,760)	(1,016)	(4,721)	(2,223)

16.	Income tax expense

Income tax expense recognized in profit or loss for the periods are shown as follows:

	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2024

Current	(2,832)	(1,521)	(4,221)	(2,511)
Deferred	(6,930)	(3,221)	(2,449)	(777)

Total income tax expense	(9,762)	(4,742)	(6,670)	(3,288)

19

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

16.1 Effective tax rate reconciliation

The nominal tax rate was computed based on the Brazilian tax law, taking into account the combined income tax and social contribution tax rate given that Brazil is currently the main operation of the Group. The reconciliation of the effective tax rate with the average nominal tax rate is as follows:

	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2024

Profit before income tax	26,951	14,484	20,503	12,599
Nominal income tax rate	34%	34%	34%	34%
Tax expenses per nominal income tax rate	(9,163)	(4,925)	(6,971)	(4,284)

Tax benefits incentives	191	65	604	557
Tax rate differences on subsidiaries	1,473	807	266	(138)
Permanent differences	(372)	(139)	(569)	(94)
Other	(411)	39	-	-
Tax losses for which no deferred tax asset is recognized	(1,480)	(589)	-	671

Income tax expense	(9,762)	(4,742)	(6,670)	(3,288)

Effective rate	36%	33%	33%	26%

20

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

16.2 Movement in deferred tax balances

	December 31, 2024	Recognized in profit or loss	Reclassification	Translation to presentation currency	June 30, 2025	Assets	Liabilities
Goodwill	(22,009)	(4,265)	-	(2,840)	(29,114)	-	(29,114)
Provisions	1,654	74	-	164	1,892	1,892	-
Property and equipment	1,316	275	-	58	1,649	1,649	-
Derivatives	560	(496)	-	55	119	119	-
Bonus accrued	2,260	(1,576)	-	208	892	892	-
Intangible assets	(2,065)	95	-	(275)	(2,245)	-	(2,245)
Share-based compensation	2,101	6	-	130	2,237	2,237	-
Lease	406	(176)	-	28	258	258	-
Other temporary differences	922	(867)	(31)	45	69	69	-

Total	(14,855)	(6,930)	(31)	(2,427)	(24,243)	7,116	(31,359)
Set-off of tax						(6,544)	6,544
Net tax assets (liabilities)					(24,243)	572	(24,815)

21

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

17.	Financial instruments – fair values

17.1	Accounting classification and fair values

The following table presents the carrying amounts and fair values of financial assets and financial liabilities, along with their respective levels in the fair value hierarchy. It excludes fair value information for financial assets and financial liabilities that are not measured at fair value, provided the carrying amount is a reasonable approximation of fair value.

			June 30, 2025
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	11	2	417	417
Cash and cash equivalents	6	1	58,643	58,643

Financial liabilities
Derivative financial instruments	11	2	(768)	(768)
Loans and borrowings	10	2	(145,470)	(147,531)

			December 31, 2024
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	11	2	723	723
Cash and cash equivalents	6	1	56,621	56,621

Financial liabilities
Derivative financial instruments	11	2	(2,370)	(2,370)
Loans and borrowings	10	2	(136,608)	(138,735)

18.	Related parties

18.1	Transactions with key management personnel

	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2024

Direct compensation	1,121	447	909	455
Share-based compensation program	51	32	21	18

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members. These expenses are recognized in general and administrative expenses.

19.	Operating segments

Operating segments are defined based on business activities that reflect how the Chief Operating Decision Maker (“CODM”) reviews financial information within the decision-making process.

The Group's CODM is the Group's Board of Director. The CODM oversees operational decisions related to resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

22

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements June 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

20.	Non-cash transaction

	Additions of property and equipment	Additions and disposals of right-of-use assets	Share-based compensation exercised	Total

Property and equipment	264	-	-	264
Right-of-use assets	-	1,270	-	1,270
Suppliers and other payables	(264)	-	-	(264)
Lease liabilities	-	(1,270)	-	(1,270)
Equity settled share-based payment exercised	-	-	(3,902)	(3,902)
Treasury shares reissued	-	-	3,902	3,902

Balance as of June 30, 2025	-	-	-	-

	Additions of property and equipment	Additions and disposals of right-of-use assets	Total

Property and equipment	17	-	17
Right-of-use assets	-	3,894	3,894
Suppliers and other payables	(17)	-	(17)
Lease liabilities	-	(3,894)	(3,894)
		-
Balance as of June 30, 2024	-	-	-

34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2025

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer